New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

December 17, 2020

Re:	Patria Investments Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 24, 2020 CIK No. 0001825570

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Michelle Miller, Staff Accountant

David Irving, Staff Accountant

Julia Griffith, Staff Attorney

Susan Block, Attorney-Advisor

Ladies and Gentlemen:

On behalf of our client, Patria Investments Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated December 9, 2020 (the “Comment Letter”). On October 1, 2020, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) and on November 24, 2020, the Company confidentially submitted Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has further revised the Draft Registration Statement and Amendment No. 1 in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information. Amendment No. 2 also includes certain ordinary course updates.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of Amendment No. 2 showing changes from Amendment No. 1.

2	December 17, 2020

Amendment No. 1 to Registration Statement on Form F-1 filed November 24, 2020

Summary

Market Opportunity, page 5

1.	We note the disclosure regarding low interest rates in Brazil and the interest rates in 2019. Please update the disclosure regarding interest rates in Brazil to a more recent date, or advise.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on page 5 of Amendment No. 2 in response to the above comment.

Risk Factors

If we were deemed an “investment company”, page 54

2.	We note from your response to comment 8 regarding the Company’s status as an investment company that the Company believes it qualifies for the Rule 3a-1 exemption under the Investment Company Act. In your response, please provide additional detail describing the underlying wholly-owned subsidiaries and their holdings. Please also consider providing us a table or chart outlining the wholly-owned subsidiaries and their corresponding asset totals in a manner that would support the Company’s Rule 3a-1 analysis.

Response:

We respectfully acknowledge the Staff’s comment and the Company provides the requested analysis below:

The Company qualifies for the Rule 3a-1 exemption because, on a consolidated basis with its wholly-owned subsidiaries listed below, no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) (“Total Adjusted Assets”) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) (“Total Net Income”) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. Specifically, (A) as of September 30, 2020, the Company’s Total Adjusted Assets were approximately US$74.2 million, of which approximately 92.8% (US$68.9 million) consisted of (i) property, plant and equipment, (ii) account receivables for services rendered, (iii) intangible assets that are not securities, (iv) goodwill and (v) recoverable taxes and deferred tax assets and (B) in the twelve month period ended September 30, 2020 (i.e. the past four fiscal quarters combined), the Company’s Total Net Income was approximately US$45.5 million, of which approximately 98% was derived from fee receivables.

3	December 17, 2020

The Company’s wholly-owned subsidiaries are described in the chart below. Of the Company’s approximately US$68.9 million of Total Adjusted Assets that are not investment securities, approximately US$2.0 million is held individually by the Company, with the remainder held by its wholly-owned subsidiaries as noted in the chart below:

Wholly-Owned Subsidiary	Headquarters and Date of Establishment	Primary Business	Total Adjusted Assets that are not investment securities
1) PILSA SA	▪ Uruguay ▪ September 18, 2019 (formerly known as Zedra S.A.)	PILSA SA is an intermediate holding company for certain of the Company’s wholly-owned subsidiaries described below. PILSA SA is primarily engaged in the Company’s business, and is not primarily engaged in the business of investing, reinvesting or trading in securities.	As reflected in the assets of its wholly-owned subsidiaries noted below.
a) Patria Investments Cayman Ltd.	▪ Cayman Islands ▪ October 19, 2020	Patria Investments Cayman Ltd. is an intermediate holding company holding 100% of the equity interest in Patria Finance Ltd, a wholly-owned subsidiary of the Company. Patria Investments Cayman Ltd. is primarily engaged in the Company’s business, and is not primarily engaged in the business of investing, reinvesting or trading in securities.	As reflected in the assets of its wholly-owned subsidiaries noted below.
i) Patria Finance Ltd.	▪ Cayman Islands ▪ June 29, 2007	Patria Finance Ltd. is primarily engaged in the business of managing offshore funds and providing financial advisory services for foreign clients, and is not primarily engaged in the business of investing, reinvesting or trading in securities. Patria Finance Ltd. also engages in back office services, including tax, accounting, finance, human resources, legal and other support services. Patria Finance Ltd. owns 100% of the equity interests in the following wholly-owned subsidiaries of the Company that serve as general partners of offshore funds (the “GP Entities”).	US$17.3 million held individually with the remainder as reflected in the assets of its wholly-owned subsidiaries noted below.
(1) GP Entities:
Patria Brazilian Private Equity General Partner III, Ltd.	▪ Cayman Islands ▪ April 23, 2007	The GP Entities are primarily engaged in the business of providing services as the manager or administrator of offshore funds, and are not primarily engaged in the business of investing, reinvesting or trading in securities.	US$0.0 million
Patria Brazilian Private Equity General Partner IV, Ltd.	▪ Cayman Islands ▪ March 22, 2011	Same as above	US$33.5 million
Patria Brazilian Private Equity General Partner V, Ltd.	▪ Cayman Islands ▪ January 17, 2014	Same as above	US$0.8 million
Patria Private Equity General Partner VI, Ltd.	▪ Cayman Islands ▪ October 30, 2017	Same as above	US$0.0 million
Patria Brazil Real Estate Fund General Partner II Ltd.	▪ Cayman Islands ▪ August 28, 2008	Same as above	US$0.2 million
Patria Brazil Real Estate Fund General Partner III Ltd.	▪ Cayman Islands ▪ July 17, 2013	Same as above	US$0.5 million
Patria Brazil Retail Property Fund General Partner, Ltd.	▪ Cayman Islands ▪ July 20, 2012	Same as above	US$0.0 million
Infrastructure II GP, Ltd.	▪ Cayman Islands ▪ October 3, 2008 (formerly known as P2 Brazil Infrastructure General Partner Ltd.)	Same as above	US$0.5 million

4	December 17, 2020
Infrastructure III SLP, Ltd.	▪ Cayman Islands ▪ July 30, 2013 (formerly known as P2 Brasil Private Infrastructure General Partner III Ltd.)	Same as above	US$3.5 million
Patria Infrastructure General Partner IV, Ltd.	▪ Cayman Islands ▪ October 30, 2017	Same as above	US$1.2 million
Patria Farmland General Partner, Ltd.	▪ Cayman Islands ▪ November 7, 2017	Same as above	US$0.1 million
Patria Constructivist Equity Fund General Partner II, Ltd.	▪ Cayman Islands ▪ October 30, 2019	Same as above	US$0.0 million
Patria Constructivist Equity Fund General Partner, Ltd.	▪ Cayman Islands ▪ May 15, 2019	Same as above	US$0.0 million
Patria Infrastructure Special Limited Partner V, Ltd.	▪ Cayman Islands ▪ April 30, 2020	Same as above	US$0.0 million
Patria - Private Equity General Partner VII, Ltd.	▪ Cayman Islands ▪ February 27, 2020	Same as above	US$0.0 million
(2) Patria Investments UK Ltd.	▪ London (UK) ▪ September 20, 2010	Patria Investments UK Ltd. (including its Dubai branch) is primarily engaged in the development of investor relations and is not primarily engaged in the business of investing, reinvesting or trading in securities.	US$0.2 million, including the assets of its two wholly-owned subsidiaries listed below (Patria Investments Hong Kong, Ltd. and Patria Investments US LLC).
(a) Patria Investments Hong Kong, Ltd.	▪ Hong Kong ▪ May 26, 2017	Patria Investments Hong Kong, Ltd. is primarily engaged in providing investor relations and marketing services and is not primarily engaged in the business of investing, reinvesting or trading in securities	Reflected above
(b) Patria Investments US LLC	▪ Delaware (US) ▪ August 5, 2011	Patria Investments US LLC (including its Santa Monica branch) is primarily engaged in providing investor relations and marketing services, as well as back office services, including accounting, finance, legal and other support services, and is not primarily engaged in the business of investing, reinvesting or trading in securities.	Reflected above
b) Patria Investments Chile SpA	▪ Chile ▪ April 24, 2015	Patria Investments Chile SpA is primarily engaged in providing investor relations and marketing services, as well as advisory services related to asset management of investment funds and infrastructure investments, and is not primarily engaged in the business of investing, reinvesting or trading in securities.	US$0.2 million
c) Patria Investments Colombia S.A.S.	▪ Bogotá (Colombia) ▪ September 3, 2014	Patria Investments Colombia S.A.S. is primarily engaged in providing investor relations and marketing services, as well as advisory services related to the management of investment funds and investments in private equity and infrastructure areas, and is not primarily engaged in the business of investing, reinvesting or trading in securities.	US$0.1 million

5	December 17, 2020
d) Patria Investments Uruguay S.A.	▪ Uruguay ▪ May 18, 2020 (formerly known as Improden S.A.)	Patria Investments Uruguay S.A. will be primarily engaged in the business of providing financial advisory services for foreign clients, and is not primarily engaged in the business of investing, reinvesting or trading in securities.	US$0.0 million
e) PLATAM Investments Brazil Ltda.	▪ N/A	The Company intends to form PLATAM Investments Brazil Ltda., which is intended to perform advisory services related to the implementation of Brazilian strategies, as well as minimal back office functions, and is not primarily engaged in the business of investing, reinvesting or trading in securities.	US$0.0 million
f) Pátria Investimentos Ltda.	▪ Brazil ▪ August 3, 2010	Patria Investimentos Ltda. is primarily engaged in the business of managing Brazilian funds and providing financial advisory services for foreign clients, and is not primarily engaged in the business of investing, reinvesting or trading in securities.	US$8.8 million
		Held individually by the Company: Total:	US$2.0 million US$68.9 million

3.	Please explain why an investment in the company is not equivalent to an investment in a fund of funds.

Response:

We respectfully acknowledge the Staff’s comment and the Company provides the requested explanation below:

The Company believes that it is engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. The Company also believes that the primary source of income from its business is properly characterized as income earned in exchange for the provision of services. The Company holds itself out as an asset management firm and does not propose to engage primarily in the business of investing, reinvesting or trading in securities. While the Company and/or its subsidiaries do manage certain investment funds and may have limited interests in such funds in connection with their management of such funds, the Company is not primarily engaged in the business of investing in investment funds. Therefore, an investment in the Company would not be equivalent to an investment in a fund of funds.

4.	We note that on page 141 of the Company’s amended DRS that the Company states: “Our Cayman Islands subsidiary, Patria Finance Limited, is an exempt reporting adviser under the U.S. Investment Advisers Act of 1940 as it acts solely as an adviser to private funds and have assets under management, as defined in Rule 203(m)-1, in the United States of less than US$150.0 million.” Please confirm that the Company and its subsidiaries still qualify as exempt reporting advisers under the Investment Advisers Act and expand your risk factor disclosure to explain why you do not think the Company’s

6	December 17, 2020

subsidiaries must register as investment advisers and the potential consequences of having to register as an investment adviser, so that investors can assess the risk.

Response:

We respectfully acknowledge the Staff’s comment and provide the requested explanation below.

We confirm that three of our investment adviser subsidiaries, Patria Finance Limited, Patria Investimentos Ltda. and Pátria Infraestrutura Gestão de Recursos Ltda. (merged into Patria Investimentos Ltda. as of September 30, 2020), are exempt reporting advisers under the U.S. Investment Advisers Act of 1940, as amended (“Advisers Act”), as they act solely as advisers to private funds and have assets under management, as defined in Rule 203(m)-1 under the Advisers Act, in the United States of less than US$150.0 million. Patria Finance Limited owns 100% of the equity interests in each GP Entity, which were each formed to act as the general partner of private funds advised by Patria Finance Limited or its related persons. The GP Entities do not exercise discretionary authority over the private funds’ assets other than the ability to hire or fire the adviser to such funds. In addition, each GP Entity: (i) other than the activities described above, does not engage in any activities that would cause the GP Entity to be an investment adviser within the meaning of the Advisers Act; and (ii) acts as the general partner only for private funds or other pooled investment vehicles advised by Patria Finance Limited or its related persons. As such, each GP Entity is an exempt reporting adviser under Rule 203(m)-l, and is not required to file a separate Form ADV from its parent, Patria Finance Limited.

Our other investment adviser subsidiaries (“Non-US Adviser Subsidiaries”), to the extent they act as investment advisers within the meaning of the Advisers Act, are exempt from registration thereunder by virtue of, among other things, the foreign private adviser exemption set forth in Sections 202(a)(30) and 203(b)(3) of the Advisers Act and Rule 202(a)(30)-1 thereunder. In particular, no Non-U.S. Adviser Subsidiary: (i) has a place of business in the United States from which it provides investment advisory services, (ii) has, in total, 15 or more U.S. advisory clients or U.S. investors in “private funds” advised by such Non-U.S. Adviser Subsidiary, (iii) has $25 million or more in aggregate assets under management attributable to such U.S. clients and investors or (iv) holds itself out generally to the public in the United States as an investment adviser or acts as an investment adviser to a U.S. registered investment company or a U.S. business development company.

Our other subsidiaries, including Patria Investments US LLC (including its Santa Monica branch), Patria Investments UK Ltd. (including its Dubai branch) and Patria Investments Hong Kong Ltd., do not act as investment advisers within the meaning of the Advisers Act and therefore are not required to register thereunder.

The Company has also revised the disclosure on page 55 of Amendment No. 2 in response to the above comment.

7	December 17, 2020

Note 27. Financial Instruments

(d) Risk Management

(i) Credit Risk, page F-28

5.	We note your response to comment 21 in our letter dated October 28, 2020. Please tell us, and disclose in your next amendment as appropriate, the following information related to the fund with the agreement to pay management fees in three equal annual installments in 2021-2023:

■	If there has been any capital calls where the participation of an investor is diluted among the remaining investors in this fund in the periods presented;

■	If you have withheld distribution to delinquent investors in this fund in order to settle delinquent management fees in the periods presented; and

■	If you sold any underlying investments kept by the fund in order to settle delinquent management fees in the periods presented.

Response:

We respectfully acknowledge the Staff’s comment and the Company advises the Staff that there have not been any of the events listed above related with respect to the fund referenced in the Staff's comment above with the agreement to pay management in three equal annual installments in 2021-2023.

8	December 17, 2020

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Alexandre Teixeira de Assumpção Saigh, Chief Executive Officer, Patria Investments Limited Marco Nicola D’Ippolito, Chief Financial Officer, Patria Investments Limited